Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

PacifiCorp

(Exact Name of Registrant as Specified in its Charter)

Table 1 — Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$4,167,430(1)	0.00015310	$638.04(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$4,167,430
Total Fees Due for Filing			$638.04
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$638.04

(1)      Estimated for purposes of calculating the filing fee only. The transaction valuation is based on PPW Holdings LLC’s offers to purchase any and all of PacifiCorp’s (i) 5,930 shares of 6.00% Serial Preferred Stock (the “6.00% Preferred Stock”) at a purchase price of $155.00 per share and (ii) 18,046 shares of 7.00% Serial Preferred Stock (together with the 6.00% Preferred Stock, the “Preferred Stock”) at a purchase price of $180.00 per share. The transaction value assumes the purchase of all shares of Preferred Stock issued and outstanding.

(2)      The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, which equals $153.10 for each $1,000,000 of the transaction value and was calculated by multiplying $4,167,430 by 0.00015310.